DocuSign Envelope ID: E5A87290-C7D4-4B89-9840-27C7960815F2

I, Robert Waterman, certify that:

(1) the financial statements of ScanHash LLC included in this Form are true and complete in all material respects; and

(2) ScanHash LLC has not yet filed a tax return for the fiscal year ended on December 31, 2022.

DocuSigned by:

C1CB0B8196E14E2

Robert Waterman

Manger

02, June 2023

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.